

August 20, 2013

Via E-mail
Eric L. Affeldt
President and Chief Executive Officer
ClubCorp Holdings, Inc.
3030 LBJ Freeway, Suite 600
Dallas, TX 75234

> **Re: ClubCorp Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 6, 2013**
> **File No. 333-189912**

Dear Mr. Affeldt:

We have reviewed your responses to the comments in our letter dated July 26, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 1

Competitive Strengths, page 2

1. We note your revised disclosure on page 3 in response to our prior comment 2. Please clarify here how you calculate the "average membership."

Business page 86

Business Strategy, page 92

Employ Experienced Membership Sales Force, page 92

2. We note your disclosure that your marketing team is led by four corporate professionals with over 100 years of collective experience with you. Please disclose the amount of experience, or a minimum number of years of experience, each such professional has with you.

Leverage Our Portfolio and Alliance Offerings, page 92

3. We note your response to our prior comment 9 and reissue in part. Please provide a brief description of the revenue sharing arrangements you identify on page 93 or explain why

an understanding of such arrangements is not material to an understanding of your business strategy.

Management, page 109

Executive Officers and Directors, page 109

4. Please confirm your understanding that you are required to file consents for each person named as a prospective director in the registration statement. Refer to Rule 438 of the Securities Act.

Management Agreement, page 137

5. We note your response to our prior comment 13 that you believe that you will not need to replace any financial or management services in connection with terminating your Management Agreement with the affiliate of KSL, as you believe that you have developed such capabilities. Please disclose this belief here or in your business section.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        William B. Brentani, Esq.
        Simpson Thacher & Bartlett LLP